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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number  000-26441
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                           NOTIFICATION OF LATE FILING

      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
[_] Form N-SAR

For Period Ended:    September 30, 2001
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[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:          ______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: ____________________________

________________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant   Clarent Corporation
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Former name if applicable

  N/A
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Address of principal executive office (Street and number)

  700 Chesapeake Drive
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City, State and Zip Code   Redwood City, CA 94063
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                         Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                                       1.

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[_]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                           Additional time will be needed for the Registrant to
                  complete the preparation and review of the Registrant's Report on Form 10-Q for the period ended September 30, 2001. The Registrant is in the process of restating previously reported financial results for fiscal year 2000, as well as the first two quarters of fiscal year 2001. The Registrant cannot complete its Quarterly Report on Form 10-Q and, accordingly, is unable to file its Form 10-Q for the quarter ended September 30, 2001, until such other reports, including the applicable restatements, are completed. As a result of the foregoing, the Registrant requires additional time to prepare and review the corrected financial results from those fiscal periods and to reconcile those results with the Registrant's financial information to be reported on Form 10-Q for the period ended September 30, 2001.

                           The Form 10-Q will be filed as soon as reasonably
                  practicable.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

  Michael F. Vargo                                         (650) 306-7511
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         (Name)                                    (Area Code)(Telephone number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       2.

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                                                                [X] Yes   [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           The Registrant anticipates a significant change in
                  the results of operations from the corresponding period for its last fiscal year. As previously explained in Part III above, additional time will be needed for the Registrant to prepare the financial results for the current period and the corresponding period for its last fiscal year. Until such results are prepared and completed, Registrant cannot make accurate quantitative comparisons for those periods.

                                        3.

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                               Clarent Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2001                          By /s/ Michael F. Vargo
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                                                Name:  Michael F. Vargo
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                                                Title: Chief Executive Officer
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                                       4.